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FOR IMMEDIATE RELEASE

Contact:
              Matthew Kyler                          Richard H. Grubaugh
              Stockwalk.com Group, Inc.              Beacon Hill Partners, Inc.
              612-542-3626                           212-843-8500
              Mkyler@stockwalk.com                   rgrubaugh@bhpweb.com


    STOCKWALK.COM (STOK) INCREASES BID FOR KINNARD (KINN) TO $8.00 PER SHARE


         Stockwalk.com Group, Inc., through its subsidiary, SW Acquisition, Inc., announced today that it was increasing its offer to purchase for cash all outstanding shares of common stock of Kinnard Investments, Inc. from $7.50 per share to $8.00 per share and extending the offer until January 31, 2000. The offer was scheduled to expire on January 10, 2000. In addition, Stockwalk announced that it was withdrawing the condition in its original offer that the purchase of stock pursuant to the offer be approved by Kinnard in accordance with the Minnesota Business Combination Act. Stockwalk indicated that information describing these changes will be sent to Kinnard shareholders as soon as possible.

         At the close of business on January 5, 2000, tenders for a total of 8,255 Kinnard shares had been received by the Depositary. Eldon C. Miller, Chairman of Stockwalk stated that all Kinnard shareholders who tendered would receive the higher consideration if tenders were accepted by Stockwalk. Mr. Miller stated that the increased offer reflected Stockwalk's assessment of the intrinsic value of Kinnard, including the net value of the exercise of Ancor warrants and the arbitration award received by Kinnard which were announced by Kinnard after the original Stockwalk offer. "It is difficult to place a great deal of value on an arbitration award that may take years to collect and could be overturned," Miller added.

         Finally, Miller stated that the elimination of the Business Combination Condition would give Stockwalk added flexibility. "We feel that certain synergies could be realized by both companies even though we would be unable to accomplish 100% ownership. While we have had no communications with Kinnard, we hope that the Kinnard Board and its advisors would seek to negotiate a transaction with us that would include all Kinnard shareholders," Miller added.